

Mail Stop 3030

June 10, 2009

David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works, Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

>   **Re: Illinois Tool Works, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Supplemental Correspondence filed May 13, 2009**
>   **File 001-04797**

Dear Mr. Speer:

We have reviewed your response letter dated May 13, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A filed March 25, 2009

Compensation Discussion and Analysis, page 19

Annual Cash Incentives, page 22

1.   We note your response to prior comment 5. While you have described the procedure for determining personal objectives, your sample disclosure does not explain how the assigned weightings are determined nor do you explain how the CEO or the Compensation Committee determines the amount of any adjustments they make to the self appraisals. Given that you have not explained these elements it remains unclear how the annual cash incentives were determined.

Please tell us how you intend to revise your disclosure to address this comment in future filings.

Long-Term Incentives, page 25

2.   In your response to comment 6 you describe, in general terms, how determination of equity awards for 2009 is subject to the "discretion of the compensation committee." It is unclear how significant the "performance goals" will be in determining equity awards as compared to the committee's discretion. If ultimately, the decision is a subjective one, rather than one based on performance metrics, your disclosure should say that clearly without implying objective factors are used. If these awards are calculated based on objective factors your disclosure should describe these factors in detail. For example, you should identify the performance metrics and disclose how equity awards are calculated to reflect such performance and where equity awards differ significantly among executives, provide appropriate analysis of individual awards. Please tell us how your future disclosure will reflect these concerns and explain what performance metrics you will use.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637, if you have any questions.

                                        Sincerely,

                                        Jay Mumford
                                        Senior Attorney

cc (via fax): James H. Wooten, Jr.
                 Senior Vice President, General Counsel & Corporate Secretary